August 14, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Nalbantian/ Ms. Ransom

Re:	Safe & Green Holdings Corp.
Registration Statement on Form S-1
Filed July 28, 2025

Dear Mr. Nalbantian and Ms. Ransom

On behalf of Safe & Green Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 7, 2025, with respect to the Company’s Registration Statement on Form S-1 (the “Form “S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement on the Form S-1 (the “S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1

General

1. Your disclosure on page 10 and elsewhere in your prospectus currently states that you have 12,464,326 shares of Common Stock outstanding as of July 23, 2025. We also note that on July 31, 2025, a registration statement registered an additional 20,408,160 shares of Common Stock that included 17,904,120 shares of Common Stock issuable pursuant to Pre-Funded Warrants, which either should be included in the number of shares outstanding, if exercised, or reflected in the list of excluded shares. In this regard, it appears as though the holders of such warrants have exercised the warrants and sold the underlying shares, given that you no longer reflect such securities in the Selling Stockholder table. Please amend your disclosure to clarify.

Response: In response to this comment, the Company respectfully advises the Staff that that it has revised the registration statement throughout, to clarify the correct outstanding shares numbers, as correctly referenced in that certain registration statement, filed on July 28, 2025, which the SEC declared effective on July 31, 2025. Please note that all of the pre-funded warrants from the April 2025 Private Placement have been exercised to date.

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2. We note that you are registering for resale common shares accounting for approximately 1,000% of your outstanding shares. Please provide us with a detailed legal analysis as to why you believe that the offering by the selling shareholders should be characterized as a secondary offering rather than an indirect primary offering. Address the circumstances under which the selling shareholders acquired the Series B Preferred Stock and the nature of the relationships between the issuer and the selling shareholders. In formulating your response, please consider Securities Act Rule 415 and Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to this comment, the Company respectfully advises the Staff that for the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

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Background

As previously disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on July 18, 2025, on July 17, 2025, the Company entered into an Exchange Agreement (the “Exchange Agreement”) by and among the Company and the Investors. Pursuant to the Exchange Agreement, the parties intended to effect a voluntary security exchange transaction (the “Transaction”) whereby the Investors will exchange the Series A and Series B Warrants previously purchased in the April 14, 2025 private placement (the “April 2025 Private Placement”) for an aggregate of 60,000 shares of Series B Preferred Stock (the “Exchange Shares”), with the New Series B Convertible Preferred Stock’s rights and preferences being set forth on that certain certificate of designation (the “Certificate of Designation”) of the Company, filed with the State of Delaware on July 17, 2025. The Exchange Agreement contains other customary provisions including representations and warranties for the Company and the Investors, governing law, and notice.

Pursuant to the Exchange Agreement, the Selling Stockholders were granted registration rights with respect to the shares underlying the Exchange Shares. This Registration Statement is being filed to register those shares for the Selling Stockholders under the Exchange Agreement.

Factor 1: How Long the Selling Shareholders Have Held the Shares

The Company is registering 300,000,000 Shares for resale under the Registration Statement. Thus, as of the date of this letter, the investors have held the initial shares from the April 2025 Private Placement for over six months. Each of such issuances of Common Stock was made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act. As described below, the Selling Stockholders made customary investment and private placement representations in the Purchase Agreement.

We believe that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) which clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is instructive on the issue of registration of the Shares: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is Securities and Exchange Commission not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

As of the date of this letter, the Selling Stockholders have held the Initial Shares from the April 2025 Private Placement (exchanged for the Exchange Shares, as referenced above) for approximately six months. In addition, due to the historically limited trading volume in the Common Stock the Company believes that the Selling Stockholders likely would need to continue to bear the market risk of a significant portion of their investment because it could be difficult for them to sell such a large number of shares into the public market without significantly reducing the price that they would receive. Further, the timing of the filing of the Registration Statement was determined by the Selling Stockholders, pursuant to their registration request under the Purchase Agreement, and not by the Company.

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Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholders acquired their respective Shares in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act.

In the Purchase Agreement, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective. To do so would violate the detailed representations and covenants made by them in the Investor Purchase Agreement.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders are comprised of private investment funds and individual investors. None of the Selling Stockholders has any representative on the Company’s board of directors, nor do any of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

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Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement. The registration rights granted to the Selling Stockholders in the Purchase Agreement are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute Shares on behalf of the Company, or at all. The Selling Stockholders negotiated for the customary registration rights set forth in the Purchase Agreement for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved

As of August 11, 2025, the Company had 30,024,771 shares of Common Stock outstanding. The Shares being registered for resale under the Registration Statement include shares held by 4 separate stockholders.

The 4 Selling Stockholders are all registering the same number of shares to be registered in the Registration Statement, representing approximately 59.63 % of the Common Stock outstanding as of August 11, 2025.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

Moreover, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 59.63% held by the 4 Selling Stockholders. Moreover, the Shares covered by the Registration Statement consist of shares held by 4 separate Selling Stockholders, and not by one large Selling Stockholder.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of private investment funds and individual investors. The Company has no relationship with such broker-dealer affiliate of any such Selling Stockholder, if applicable. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

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The facts indicate that the Selling Stockholders made a fundamental decision to invest in the Company.

Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired the Initial Shares over six months ago, and the Purchase Right Shares more than three months ago, each in a bona fide private placement transaction in which they made the typical investment and private placement representations to the Company. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their Shares, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of the Common Stock. To the Company’s knowledge, the Selling Stockholders are comprised of 15 private investment funds and individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and, moreover, the timing of the filing of the Registration Statement was determined by the Selling Stockholders, pursuant to their request under the Purchase Agreement, and not by the Company.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

3. Disclose how you have arrived at the number of shares of common stock you are registering for resale. In this regard, the number of shares you are registering appears to be in excess of the amount necessary to satisfy the conversion feature of the Series B Preferred Stock.

Response: In response to this comment, the Company respectfully advises the Staff that as referenced in the Company’s current report on Form 8-K, filed on July 18, 2025, the Company filed a Certificate of Designation (the “Certificate of Designation”) with the Delaware Secretary of State designating, 60,000 shares as Series B Convertible Preferred Stock (the “Series B Preferred Stock”), each with a stated value of $1,000 per share (the “Stated Value”). In this case, you multiply the total amount of Series B Preferred Shares by the Stated Value, which equals 60,000,000, and then divide by the Floor Price of $0.20, which equals 300,000,000 shares. As such, and as referenced on page 20 of the registration statement, each share of Series B Preferred Stock shall be convertible into a number of shares of Common Stock obtained by dividing the Stated Value of each such share of Series B Preferred Stock by the Floor Price (the “Floor Price”). Each investor has received 15,000 shares of the Series B Preferred stock, which may be converted into an aggregate of 75,000,000 shares of common stock per investor, equaling 300,000,000 shares total.

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We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 516-459-8161.

Sincerely,

/s/ Arthur Marcus, Esq.
Arthur Marcus, Esq.
Sichenzia Ross Ference Carmel LLP

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